March 29, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Joanna Lam
Craig Arakawa
Caroline Kim
Alex Ledbetter
H. Roger Schwall

Re:	SEC Comment Letter dated March 2, 2011
Green Mountain Coffee Roasters, Inc.
Form 10-K for the Fiscal Year Ended September 25, 2010
Filed December 9, 2010
Form 10-Q for the Thirteen Weeks ended December 25, 2010
Filed February 3, 2011
File No. 1-12340

Ladies and Gentlemen:

Set forth below is the response of Green Mountain Coffee Roasters, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 2, 2011 that pertain to the Company’s Annual Report on Form 10-K for the year ended September 25, 2010 (the “Fiscal 2010 Form 10-K”) and the Company’s Form 10-Q for the Quarter ended December 25, 2010 (the “Q1 Form 10-Q”). The Company’s Form 10-K was filed with the Commission on December 9, 2010, and the Q1 Form 10-Q was filed with the Commission on February 3, 2011.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated March 2, 2011 are reproduced in bold and the corresponding responses of the Company are shown below the comments.

March 29, 2011

Form 10-K for the Fiscal Year Ended September 25, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 28

1.	Please provide an executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release No. 34-48960, available on the SEC website at wwwsec.gov/rules/interp/33-8350.htm. This discussion should also address how management sets goals and monitors itself against those goals. Please revise to provide additional insight into how management monitors its business, the metrics it uses, and key considerations management makes in its decision making process.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard, we are not merely looking for a recitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

RESPONSE TO COMMENT 1

In response to the Staff’s comment, in future filings the Company will provide additional disclosure in its overview section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations in substance similar to the analysis of fiscal 2010 that follows. Where helpful or important to an investor’s understanding of the Company’s financial results, the Company will also discuss the impact of the trends, events and uncertainties described below in analyzing its results of operations.

Over the last several years the primary growth in the coffee industry has come from the specialty coffee category, including demand for single-cup specialty coffee. This growth has been driven by the wider availability of high-quality coffee, the emergence of upscale coffee shops throughout the country, and the general level of consumer knowledge of, and appreciation for, coffee quality and variety. The Company has been benefiting from this overall industry trend in addition to what we believe to be our carefully developed and distinctive advantages over our competitors.

Our growth strategy involves developing and managing marketing programs to drive brewer adoption in North American households and offices in order to generate ongoing demand for K-Cup portion packs. As part of this strategy, we work to sell our At Home (AH) brewers at attractive price points in order to drive the sales of profitable K-Cup portion packs. The fundamental nature of our business model, we believe, is that, over

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time, brewers will begin to contribute a smaller percentage of total revenue relative to K-Cup portion packs leading to higher overall operating margins.

In recent years, the Company’s growth has been driven predominantly by the growth and adoption of the Keurig single-cup brewing system which includes sales of K-Cup portion packs and Keurig single-cup brewers.

We periodically conduct consumer surveys to understand better our consumers’ preferences and behaviors. In recent Company surveys, we have learned that consumers prefer our Keurig Single-Cup Brewing Systems for three main reasons (which we see as our competitive advantages):

1.	Quality – expectations of the quality of coffee consumers drink has increased over the last several years and, we believe, with the Keurig system, consumers can be certain they will get a high-quality, consistently produced beverage every time.

2.	Convenience – The Keurig system prepares beverages in about 30-seconds at the touch of a button with no mess, no fuss.

3.	Choice – With more than 250 varieties of K-Cup portion packs available for the system many consumers enjoy exploring and trying new brands, In addition to a variety of brands of coffee and tea, we also produce and sell apple cider, iced teas and coffees, cocoa and other dairy-based beverages, in K-Cup portion packs, including chai latte and mocha varieties.

We believe it’s the combination of these attributes that make the Keurig Single-Cup system so appealing to so many consumers.

The Company’s sales and earnings growth continues to be driven by consumer adoption of the Keurig Single-Cup Brewing system. We estimate that Keurig brewers are active in approximately 6% to 7% of the total 90 million U.S. households that currently own a coffeemaker, and we believe this gives us much room for continued growth. This is an internal estimate based on certain assumptions including rate of obsolescence and/or replacement as well as a percentage of brewers that may be purchased as gifts and simply never make it to the counter. We’re taking several steps to capitalize on that growth opportunity by focusing on continued adoption of our Keurig single-serve brewing systems and increasing consumer awareness of and interest in the convenience, quality and choice represented by the Keurig Single-Cup system. Along with growing recognition of the Keurig brand, we believe our partner brewer brands – Breville, Cuisinart and Mr. Coffee – offering Keurig-brewed technology will help drive incremental system awareness and adoption. Looking forward, we believe we have significant opportunity to increase the number of Keurig consumers.

We believe we can continue to grow sales by increasing customer awareness in existing regions, expanding into new geographic regions, expanding sales in high-growth industry segments such as single-cup coffee, tea, and other beverages and selectively pursuing other opportunities.

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For fiscal 2010, the Company’s net sales of $1,356.8 million represented annual growth of 73% with 88% of our consolidated net sales attributed to the combination of K-Cup portion pack, brewer, related accessory and third party licensed royalty sales. The two primary drivers of the increase in net sales were the 103% increase in total K-Cup portion pack net sales which totaled $834.4 million and the 67% increase in total Keurig brewer and accessory net sales which totaled $330.8 million.

The gross margin for fiscal 2010 was 31.4% of net sales as compared to 31.2% of net sales in fiscal 2009. Gross margin increased slightly over fiscal 2009 due to the additional manufacturing margin resulting from the acquisition of Timothy’s and Diedrich, and realized manufacturing efficiencies within SCBU. These increases in gross margin were offset by higher brewer sales returns and warranty expense, and higher coffee costs. We continue to closely monitor brewer quality and have significantly augmented the quality procedures including opening major quality centers at all production sites. We also continue to refine brewer design elements to enhance consumer satisfaction and reliability and quality. We plan to continue these efforts into future periods as they may help mitigate some of the negative financial risks associated with brewer warranty and sales return costs.

We continually monitor all costs including coffee as we review our pricing structure. Coffee continues to be important input cost but as our sales mix has shifted in recent years to heavier weighting of K-Cup portion packs (where there is less coffee per package compared to traditional pounds of bagged or fractional packaged coffee), the significance of green coffee costs continues to decline. Cyclical swings in commodity markets are common and the most recent years have been especially volatile for the “C” price of coffee (the price per pound quoted by the Intercontinental Exchange). The “C” price of coffee reached a multi-year high during fiscal 2010 and it is expected that coffee prices will remain volatile in the coming years. We generally fix the price of our coffee contracts for approximately two fiscal quarters, and at times three fiscal quarters, prior to delivery so that we have the ability to adjust our sales prices to marketplace conditions if required. In September, 2010, the Company announced a price increase on K-Cup portion packs beginning October 11, 2010. We anticipate potential lower unit volume in the future as a result of this price increase.

In fiscal 2010, selling, general and administrative expenses (S,G&A) increased 70% to $287.0 million from $169.0 million in fiscal 2009 and, as a percentage of sales, S,G&A remained consistent at 21% in fiscal 2010 and fiscal 2009.

Management is focused on executing on the above stated growth strategy to drive brewer adoption in North American households and offices in order to generate ongoing demand for K-Cup portion packs. We believe the financial model should result in increasing overall income before tax margins as we leverage S,G&A resources on a higher sales base and in later years improve gross margins as K-Cup portion packs increase as a percentage of the overall sales mix.

The Company used its cash from operations to fund increases in working capital and capital expenditures to accommodate the growth of the business, and, in part, the recent acquisitions. In fiscal 2010, cash was used to fund capital expenditures of $118 million compared to $48 million in fiscal 2009. The increase in capital expenditures was primarily related to packaging equipment for K-Cup portion packs. We currently expect

March 29, 2011

to invest approximately $215 million to $260 million in capital expenditures during fiscal 2011, excluding capital expenditures anticipated for the acquisition of Van Houtte. We are constantly analyzing our short-term and long-term cash requirements to continue to grow the business. We expect that most of our cash generated from operations will continue to be used to fund capital expenditures and the working capital required for our growth over the next few years.

Results of Operations, page 35

2.	We note that you present full non-GAAP income statements for purposes of reconciling non-GAAP net income before taxes, non-GAAP net income and non-GAAP diluted earnings per share to your most directly comparable GAAP measures. Your presentation of a full non-GAAP income statement does not appear to be consistent with Item 10(e) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosures Interpretations on Non-GAAP Financial Measures, available on the SEC website at http://www.sec.govklivisions/corpfin/guidance/nongaapinterp.htm. Please tell us why you believe this guidance does not apply to you, under the circumstances.

RESPONSE TO COMMENT 2

The Company has reviewed Item 10(e) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosures Interpretations on non-GAAP Financial Measures. While the Company believes its presentation of its non-GAAP reconciliations in its periodic reports provides an appropriate description and segregates this information from the presentation of its financial statements and does not give undue prominence to the non-GAAP information, in future filings the Company agrees to modify its presentation of non-GAAP information. The Company presents its non-GAAP measures because management believes these measures are helpful in illustrating the financial and business trends relating to the Company’s results of operations and financial condition and not because any of the adjustments are necessarily non-recurring, infrequent or unusual.

March 29, 2011

The following is an illustration of the Company’s proposed non-GAAP disclosure format to be presented in future filings (using data for the thirteen weeks ended December 25, 2010):

The following table sets forth a reconciliation of net income to non-GAAP net income and income per share to non-GAAP income per share (in thousands):

	Thirteen weeks ended December 25, 2010	Thirteen weeks ended December 26, 2009
Net income	$2,229	$10,060
After tax:
Acquisition-related expenses (1)	16,382	3,819
SEC inquiry expenses (2)	3,680	—
Amortization of identifiable intangibles (3)	3,784	1,206

Non-GAAP net income	$26,075	$15,085

	Thirteen weeks ended December 25, 2010	Thirteen weeks ended December 26, 2009
Diluted income per share	$0.02	$0.07
After tax:
Acquisition-related expenses (1)	$0.11	$0.03
SEC inquiry expenses (2)	$0.02	—
Amortization of identifiable intangibles (3)	$0.03	$0.01

Non-GAAP net income per share	$0.18	$0.11

(1)	Represents direct acquisition-related expenses of $8.7 million ($10.8 million after-tax) and $5.1 million ($3.8 million after-tax) for the thirteen weeks ended December 25, 2010 and December 26, 2009, respectively; and for the thirteen weeks ended December 25, 2010, the write-off of deferred financing expenses as part of the new debt financing of $2.6 million ($1.6 million after-tax) and the foreign exchange impact of hedging the risk associated with the Canadian dollar purchase price of the Van Houtte acquisition of $5.3 million ($4.0 million after-tax). For the first quarter of fiscal 2011, the tax effects reflect the recognition of certain non-deductible acquisition-related expenses incurred during the Company’s fourth quarter of fiscal 2010 and first quarter of fiscal 2011 for the Van Houtte acquisition that closed during the Company’s first quarter of fiscal 2011. For the first quarter of fiscal 2010, acquisition expenses related to the Diedrich acquisition have been tax-affected at the Company’s annual effective tax rate of 38.55%, as the acquisition did not close until the Company’s third quarter of fiscal 2010, at which time acquisition-related expenses were then deemed non-deductible and all acquisition-related expenses tax deductions previously recorded were reversed.

(2)	Represents legal and accounting expenses related to the SEC inquiry, the Company’s internal investigation and pending litigation classified as general and administrative. These expenses have been tax-effected at the Company’s annual effective tax rate of 38.55%.

(3)	Represents the amortization of intangibles related to the Company’s acquisitions classified as general and administrative expense. These expenses have been tax-effected at the Company’s annual effective tax rate of 38.55%.

March 29, 2011

3.	We see that you exclude acquisition-related transaction expenses and patent litigation settlement and related legal expenses in deriving the non-GAAP income before taxes, non-GAAP net income and non-GAAP diluted earnings per share metrics in your annual report and that you exclude SEC inquiry expenses and amortization of identifiable intangibles in deriving these non-GAAP measures in your subsequent interim report.

If you are able to show how your exclusion of these items complies with Item 10 (e)(1)(ii)(B) of Regulation S-K, we expect you will need to expand your disclosure to identify these metrics as either performance or liquidity measures, to indicate whether you regard the adjustments as recurring or non-recurring, and to explain how you utilize the measures and why you believe they provide meaningful information to investors to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

RESPONSE TO COMMENT 3

The Company presents its non-GAAP measures because management believes these measures are helpful in illustrating the financial and business trends relating to the Company’s results of operations and financial condition and not because any of the adjustments are necessarily non-recurring, infrequent or unusual. Consistent with the staff’s guidance in Question 102.03 of the Compliance and Disclosures Interpretations on Non-GAAP Financial Measures, the Company will not identify any adjustment as non-recurring unless it meets the criteria set forth in the staff’s guidance.

In future filings, the Company will identify its non-GAAP measures as performance measures and describe the general nature of the adjustments. To implement these updates in future filings, the Company proposes to provide disclosure similar to that found under “Basis of Presentation” on page 29 of the Fiscal 2010 Form 10-K, revised in substance as follows (responsive updates in bold or strikethrough):

Included in this presentation are discussions and reconciliations of income before taxes, net income and diluted earnings per share in accordance with generally accepted accounting principles in the United States of America (“GAAP”) compared to income before taxes, net income and diluted earnings per share excluding certain expenses and losses. We refer to these performance measures as non-GAAP income before taxes, non-GAAP net income and non-GAAP diluted earnings per share. These non-GAAP measures exclude acquisition-related transaction expenses and a ~~one-time~~ patent litigation settlement and the related legal expenses in fiscal 2009, each of which include adjustments to show the tax impact of excluding these items. Each of these adjustments was selected because ~~These non-GAAP measures are not in accordance with, or an alternative to, GAAP.~~ the Company’s management uses these non-GAAP measures in discussing and analyzing its results of operations and because it believes the non-GAAP measures provide investors with transparency by helping to illustrate the underlying financial and business trends relating to the Company’s results of operations and financial condition and comparability between current and prior periods. For example, the Company excluded the cash proceeds from the patent litigation settlement and related legal expenses because it believes such amounts are not reflective of underlying business trends or company performance and the Company excluded acquisition-related transaction expenses because these expenses can vary from period to period and transaction to transaction and expenses associated with

March 29, 2011

these activities are not considered a key measure of the Company’s operating performance.

Management also uses the non-GAAP measures to establish and monitor budgets and operational goals and to evaluate the performance of the Company. These non-GAAP measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute or superior to, the other measures of financial performance prepared in accordance with GAAP. Using only the non-GAAP financial measures to analyze our performance would have material limitations because their calculation is based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. Management compensates for these limitations by presenting both the GAAP and non-GAAP measures of its results.

Financial Statements

Note 2 — Significant Accounting Policies

Fulfillment Fees, page F-14

4.	We note that you rely on a single order fulfillment entity, M.Block & Sons, Inc. (“MBLock”) in the U.S. to process the majority of the sales orders for your AH single-cup business. You also indicate that MBLock “generally” accepts all credit risk on sales to these retailers. Tell us the circumstances under which MBlock would not assume the credit risk, quantify the amount of sales channeled through MBlock where you retained the risk of collection for each of the years presented, and describe your revenue recognition policy for these sales transactions.

RESPONSE TO COMMENT 4

Historically, MBlock accepted all credit risk on sales to retailers through MBlock, with the exception of one retailer, QVC. QVC sales processed through MBlock accounted for approximately $16.1 million in, or approximately 1.2% of, sales for fiscal 2010 and $0 in sales for fiscal 2009.

From time to time, the Company sells sufficient quantities of products to QVC for its TSV events (today’s special value). During these events, the Company’s product is demonstrated and sold on the QVC network during specific air time. These sales are booked as deferred sales until there is sufficient evidence that product has achieved a pre-determined rate of sell-thorough, which the Company monitors by units sold as displayed during the time the event is broadcast.

With respect to non-TSV event sales to QVC, the Company has historically recognized revenue upon shipment, although there may be a right of return. The Company recognized revenue upon shipment because the amount of these sales is smaller than for the TSV events and, based on historical rates or return being very low, the risk for return is minimal. As disclosed in Note 2, Restatement of Previously Issued Financial Statements, of the Notes to Consolidated Financial Statements under the heading Other Adjustments, the Company recently determined, based upon

March 29, 2011

review of its contract with QVC, that the risk of loss does not transfer under the contract until the product is sold through to the end customer. The Company does not have visibility into QVC’s shipment status, but based on the historical timing of payments from QVC, management has estimated that products shipped from the Company to QVC are sold and shipped by QVC within 60 days. Therefore, as part of the restatement, the Company has deferred the recognition of revenue on non-TSV sales by 60 days since inception of selling products to this customer.

In addition to QVC, starting in the second quarter of fiscal 2011, the Company began assuming the credit risk for the retailer BJ’s Wholesale Club. BJ’s Wholesale Club continues to send its sales orders to MBlock to be fulfilled, however, the invoices and associated accounts receivable are now directly between the Company and BJ’s Wholesale Club (not MBlock). Title to the product is with the Company and only passes to BJ’s Wholesale Club upon shipment from MBlock’s warehouses based on the contractual shipping terms.

5.	Tell us your sales return policy for all types of transactions reflected in your financial statements and explain why this policy is not apparent in your disclosure. Please also quantify the amount of sales returns that occurred in each period.

RESPONSE TO COMMENT 5

The Company discloses its accounting policy regarding sales returns in Note 2, Significant Accounting Policies, of the Notes to Consolidated Financial Statements under the heading Revenue Recognition, stating that it estimates the allowance for returns using an average return rate based on historical experience and an evaluation of contractual rights or obligations.

Sales returns occur primarily at the retailers that sell the Company’s products. The Company accepts product returns from its retailers at its discretion, as is typical within its industry and in some instances has granted retailers a contractual allowance for returns. In practice, the Company accepts returns for defective or non-saleable product and will issue credit to its retailers for customer product returns of the applicable products. Brewer and brewer accessory products are deemed defective or non-saleable if a consumer returns a product to the retailer with a claim that the product either did not work or did not work properly. Products that are returned by a retailer’s customers either unopened or unused without a reported defect are not deemed defective and are not eligible for credit.

In addition, the Company guarantees shipment of K-Cup portion packs to retailers at least six months prior to the “Best Used By” date printed on the packaging. If K-Cup portion packs are shipped to a retailer less than six months prior to the Best Used By date, retailers may deem such K-Cup portion packs as non-saleable product and be eligible for credit for the non-saleable product. The Company does not allow return of K-Cup portion packs that are shipped at least six months prior to the “Best Used By” date or allow retailers to classify such items as non-saleable.

The Company’s acceptance of sales returns in its wholesale and web-based businesses are similarly at the Company’s discretion and typical within the industry. The Company accepts returns from these customers for products with quality issues or that are defective, either

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unopened or unused or have been shipped out of date. The Company may either issue a credit or replace the returned product.

The Company discloses the amount of sales returns that occurred in each period under the column “Charged to Costs and Expenses” in Schedule II – Valuation and Qualifying Accounts for the fiscal years ended September 25, 2010, September 26, 2009, and September 27, 2008 on page F-67 of our Form 10-K for the Fiscal Year Ended September 25, 2010. For your reference, this is what has been disclosed:

Schedule II – Valuation and Qualifying Accounts

for the fiscal years ended

September 25, 2010, September 26, 2009, and September 27, 2008

(Dollars in thousands)

Description	Balance at Beginning of Period	Acquisitions	Charged to Costs and Expenses	Deductions	Balance at End of Period
Sales returns reserve:
Fiscal 2010	$3,809	$31	$40,139	$31,237	$12,742
Fiscal 2009	$1,968	$—	$15,944	$14,103	$3,809
Fiscal 2008	$738	$—	$8,251	$7,021	$1,968

Form 10-Q for the Thirteen Weeks ended December 25, 2010

Financial Statements

Note 1 – Basis of Presentation, page 8

6.	We note that you labeled your historical financial statements for the thirteen weeks ended December 31, 2009 “as restated” and that you refer readers to disclosures in your Form 10-K for details regarding the restatements. To provide clear disclosure regarding the impacts of the restatements on your prior interim financial statements, we ask that you provide the disclosures required by FASB ASC paragraph 250-10-50-7 in your quarterly filings for fiscal 2011 and continue to label prior periods as restated.

RESPONSE TO COMMENT 6

For the Company’s second and third fiscal quarters of fiscal 2011, the Company will provide information in its periodic reports regarding the impact of the restatements on prior interim financial statements similar to the disclosures in Notes 3 and 24 of the Notes to Consolidated Financial Statements included in the Company’s Fiscal 2010 Form 10-K. These disclosures will include a description of the restatement and the restated financial information found in Note 24 for the relevant quarterly data.

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Note 2 — Segment Reporting, page 8

7.	We note that you have changed the presentation of total assets for each segment in the interim period ended December 26, 2009. Please quantify the amounts re-allocated from the Corporate segment to each of the business units. Tell us the reasons for these adjustments and submit the disclosure you propose to clarify these changes.

RESPONSE TO COMMENT 7

The segment information for the thirteen weeks ended December 26, 2009 as presented in the Q1 Form 10-Q was presented “as restated” reflecting the effects of the corrections for the interim fiscal 2010 periods as disclosed in Note 24, Unaudited Quarterly Financial Data, of the Notes to Consolidated Financial Statements included in the Company’s Fiscal 2010 Form 10-K. In presenting the total assets by segment in the Q1 Form 10-Q, the Company determined that it was unnecessary to include the net investment in Keurig, Incorporated in the total assets of the Corporate segment because the total assets of Keurig, Incorporated were already reported in the Keurig segment’s total assets.

The table below details the total assets by segment as of December 26, 2009 as originally reported in the Fiscal 2010 Form 10-K, the adjustments described above and the total assets by segment as reported in the Q1 Form 10-Q (in thousands):

	Thirteen weeks ended December 26, 2009
	SCBU	Keurig	Corporate	Eliminations	Consolidated
Total Assets - as reported in footnote 24, Form 10-K, September 25, 2010	$476,166	$289,715	$149,305	$(37,312)	$877,874
Investment in Keurig			$(10,675)	$10,675	$—
Total Assets - as reported in footnote 2, Form 10-Q, December 25, 2010	$476,166	$289,715	$138,630	$(26,637)	$877,874

In the Company’s next quarterly report on Form 10-Q, it will include the following disclosure explaining this adjustment:

Beginning with the first quarter of fiscal 2011, the Company determined that because the Keurig segment includes all of the assets of Keurig, Incorporated, it would no longer include the Company’s net investment in Keurig, Incorporated in Corporate total assets. Accordingly, Corporate total assets and eliminations were each reduced by $10.7 million to remove the Company’s net investment in Keurig, Incorporated, which is now included only in the Keurig segment total assets. This allocation had no effect on consolidated total assets.

Note 3 — Acquisitions, page 12

8.

You state that the acquisition of Van Houtte “.provides the company with an expanded Canadian presence and manufacturing and distribution synergies, which provide the basis for the goodwill recognized.” Please tell us how you concluded that your allocation of $38.0 million in goodwill to the Filterfresh business, a U.S. coffee

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service business which you intend to sell in the near term, is consistent with this statement.

RESPONSE TO COMMENT 8

The disclosure in the Q1 Form 10-Q stated the following: “The acquisition provides the Company with an expanded Canadian presence and manufacturing and distribution synergies, which provide the basis of the goodwill recognized.” The statement was intended to refer to the goodwill recognized for the Canadian operations of Van Houtte that the Company is retaining.

As described in Note 7 of the Notes to Unaudited Consolidated Financial Statements included in the Q1 Form 10-Q, the preliminary fair value of Filterfresh was estimated using a market-based multiple approach. The preliminary purchase price allocated to Filterfresh was the fair value, less the estimated direct costs to sell Filterfresh in accordance with ASC 360-10-35-43, which states that the carrying value of a newly acquired asset or disposal group shall be established based on its fair value less cost to sell at the acquisition date. The excess of the purchase price (fair value) allocated to Filterfresh over the fair value of the net tangible and identifiable intangible assets represents goodwill. The third party valuation of the fair value of the Van Houtte acquisition as disclosed in the Q1 Form 10-Q was not yet finalized and therefore was preliminary.

In future filings, we will clarify the justification for the recognition of goodwill associated with the Van Houtte Canadian operations and Filterfresh separately. The following is an example of the proposed disclosure:

The preliminary estimate of the cost of the acquisition in excess of the fair market value of the tangible and intangible assets acquired less liabilities assumed represents acquired goodwill. The acquisition provides the Company with an expanded Canadian presence and manufacturing and distribution synergies, which provide the basis of the goodwill recognized with respect to the Van Houtte Canadian operations. As described in Note 7 of the Notes to Unaudited Consolidated Financial Statements, the preliminary fair value of Filterfresh was estimated using a market-based multiple approach. In accordance with ASC 360-10-35, the preliminary purchase price allocated to Filterfresh was the fair value, less the estimated direct costs to sell Filterfresh established at the acquisition date. The excess of the purchase price (fair value) allocated to Filterfresh over the fair value of the net tangible and identifiable intangible assets represents goodwill.

Exhibits

9.	We note your disclosure regarding the importance of your relationship with M.Block & Sons, Inc., the order fulfillment entity through which the company makes a majority of the at-home orders for the Keurig business unit’s single-cup business sold to retailers. Please tell us how you concluded that filing your contract documentation would not be required to comply with Item 601(b)(10) of Regulation S-K. The same comment applies to your single order fulfillment partner in Canada and your sole manufacturer in China.

March 29, 2011

RESPONSE TO COMMENT 9

In analyzing its contractual relationships with third parties, the Company has evaluated its contracts with each of its fulfillment partners and its manufacturer in China and concluded that such contracts are not material for purposes of Item 601 of Regulation S-K.

Because the Company considers its contractual relationships with its fulfillment vendors, including MBlock, to be ones that ordinarily accompany the kind of business conducted by the Company, the Company considered the criteria under Item 601(b)(10)(ii)(B) to determine whether the contracts should nevertheless be considered material because they would be contracts on which the Company’s business is substantially dependent. In evaluating these criteria, the Company considered both the nature of its relationships with vendors such as MBlock and the Company’s dependence on such vendors.

As disclosed in the Fiscal 2010 Form 10-K, MBlock performs an administrative function in processing the majority of sales orders for the Company’s at-home single-cup business with retailers in the United States. Similarly, the Company relies on a single order fulfillment entity similar to MBlock to process the majority of sales orders for its at-home single-cup business with retailers in Canada, which accounted for less than 3% of the Company’s consolidated net sales in fiscal 2010. These fulfillment entities do not sell the Company’s products but rather receive and fulfill sales orders and invoice retailers and maintain the Company’s inventory. The Company notes that even though approximately 43% of its consolidated net sales were processed by MBlock in fiscal 2010, the substance of MBlock’s relationship with the Company is administrative and procedural and not as a purchaser or consumer of the Company’s products. Instead, retailers, and the consumers purchasing brewers and K-Cup portion packs from those retailers, initiate demand for at-home brewers and are the Company’s primary customers.

Because these functions are primarily administrative and these vendors do not constitute a customer relationship or drive purchases of the Company’s products, the Company has concluded that it is not substantially dependent on these contractual relationships and could either perform these functions internally or find a suitable replacement vendor if the need arises. Instead, the Company believes that these vendor relationships may be material to investors only to the extent that it faces potential credit risk with respect to its accounts receivable from these vendors, and it has disclosed this risk in its periodic reports, including in the risk factors found in its Fiscal 2010 Form 10-K.

The Company considers its contract with the manufacturer of the Company’s Keurig-branded brewers to be one that ordinarily accompanies the kind of business conducted by the Company. Therefore, similar to the analysis with respect to its fulfillment vendors, the Company considered the criteria under Item 601(b)(10)(ii)(B) of Regulation S-K to determine whether the contract with the manufacturer should nevertheless be considered material because it would be a contract on which the Company’s business is substantially dependent.

Item 601(b)(10)(ii)(B) provides, by way of example of such material contracts, contracts to purchase a major part of a company’s requirements of goods, services or raw materials.

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Although this entity manufactures all of the Company’s Keurig-branded brewers, the Company believes that this contract is not one to purchase a major part of its requirements of goods. Instead, the Company considers this contract to be an ordinary course manufacturing arrangement through which the Company outsources the manufacturing of its Keurig brewers to a service provider and views this relationship as substantially different from a relationship through which a company may be substantially dependent on a particular raw material or proprietary instrument or component supplied exclusively by a third party. In addition, the Company evaluated its dependence on this manufacturer, the nature of the contractual terms with the manufacturer, including any obligations to purchase brewers from the manufacturer. Although this manufacturer provides all of the Company’s Keurig-branded brewers, the agreement with the manufacturer does not impose any minimum purchase requirements on the part of the Company or require an exclusive relationship with the manufacturer. Although the Company may face a disruption in supply of its single-cup brewers if this manufacturer were to experience a disruption in its ability to manufacture these brewers, the Company believes that this risk is unrelated to the contract with the manufacturer and has clearly disclosed this risk in its Fiscal 2010 Form 10-K.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances G. Rathke

Frances G. Rathke

Chief Financial Officer

Green Mountain Coffee Roasters, Inc.